                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                  For the month of    December 22    , 1999
                                   ------------------

                       Dransfield China Paper Corporation
               --------------------------------------------------
                               (Registrant's name)


               8th Floor, North Wing, Kwai Shun Industrial Centre
                      51-63 Container Port Road, Kwai Chung
                        New Territories, Hong Kong, China
               --------------------------------------------------
                    (Address of principal executive offices)






         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                   Form 20-F  X                       Form 40-F
                             ---                                ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                    Yes                                     No  X
                        ---                                    ---

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________]

Attached for filing are the unaudited, interim, consolidated financial statements of the registrant, Dransfield China Paper Corporation, and its subsidiaries for the six months ended September 30, 1999.




                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       DRANSFIELD CHINA PAPER CORPORATION



                                       By: /s/ Thomas J. Kenan
                                           -------------------------------------
                                           Thomas J. Kenan, Director


Date:  December 22, 1999

                              FINANCIAL STATEMENTS

                   FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1999


               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES









                                                                      Dec 22, 99

                          INDEX TO FINANCIAL STATEMENTS


                                                                                                 Page
                                                                                                 ----

DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES:

Consolidated Balance Sheets as of March 31, 1999 and
   September 30, 1999                                                                              2

Consolidated Statements of Income (unaudited) for the six months ended September 30,
1998 and September 30, 1999                                                                        3

Condensed Consolidated Statements of Cash Flows (unaudited) for the six months ended
September 30, 1998 and September 30, 1999                                                          4

Notes to Consolidated Financial Statements                                                      5 - 10





                                        1



                                                                      Dec 22, 99

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                  AS OF MARCH 31, 1998 AND SEPTEMBER 30, 1999

       (Amounts in thousands, except number of shares and per share data)


                                                                  (unaudited)         (unaudited)
                                         Notes     3/31/99          9/30/99             9/30/99
                                                     HK$               HK$                 US$

ASSETS
Current assets
    Cash and bank balances                           1,203             1,921                  247
    Accounts receivable, net                           430                27                    3
    Inventories, net                       4         1,415             2,216                  285
    Prepaid expenses                                   863             1,309                  168
    Income tax recoverable                              92                92                   12
                                                   -------           -------               ------
Total current assets                                 4,003             5,565                  715
Fixed assets                                       186,642           191,648               24,665
Loan to a related company                  5        14,350            14,350                1,847
Deposit for fixed assets                             3,143              --                   --
Other assets                                           200               200                   26
                                                   -------           -------               ------

                                                   208,338           211,763               27,253
                                                   =======           =======               ======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Accounts payable                                   571               317                   41
    Accrued liabilities                              1,527               730                   93
    Due to a minority shareholder                    2,421              --                   --
                                                   -------           -------               ------
Total current liabilities                            4,519             1,047                  134
Due to holding company                     6        44,009            53,322                6,862
Loan from a related company                5        14,350            14,350                1,847
                                                   -------           -------               ------
                                                    62,878            68,719                8,843

Shareholders' equity:
Common Stock, no par value,
    40,000,000 shares authorized;
    15,585,000 shares issued,                      153,584           153,584               19,766
    and fully paid up
Contributed surplus                        7         3,653             3,875                  499
Accumulated deficit                                (11,777)          (14,415)              (1,855)
                                                   -------           -------               ------
Total shareholders' equity                         145,460           143,044               18,410
                                                   -------           -------               ------

Total liabilities and shareholders' equity         208,338           211,763               27,253
                                                   =======           =======               ======

             The accompanying notes form an integral part of these
                       consolidated financial statements.


                                                                      Dec 22, 99

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
       FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1998 AND SEPTEMBER 30, 1999

       (Amounts in thousands, except number of shares and per share data)


                                                                Six                Six                Six
                                                             months             months             months
                                                              ended              ended              ended
                                               Notes        9/30/98            9/30/99             9/30/99
                                                                HK$               HK$                 US$

Net Sales:
   Paper hankerchiefs
   -  third parties                                             --                --                   --
   -  fellow subsidiaries                                       --                 316                   41
   Other paper products to third parties                      3,389                501                   64
                                                         ----------         ----------           ----------
                                                              3,389                817                  105

Cost of sales:
   Paper handkerchiefs                                          --                --                   --
   Other paper products                                      (3,139)              (766)                 (99)
                                                         ----------         ----------           ----------
                                                             (3,139)              (766)                 (99)


Gross profit                                                    250                 51                    6

Selling, general and administrative
  expenses
   -  third parties                                          (2,514)            (1,726)                (222)
   -  fellow subsidiaries                                    (1,304)              (848)                (109)
                                                         ----------         ----------           ----------
                                                             (3,818)            (2,574)                (331)

Interest income                                                --                 --                   --
Interest expense                                                 (3)              --                   --
                                                         ----------         ----------           ----------
                                                                 (3)              --                   --

Other income/(expenses)
    -  compensation from supplier                              --                 --                   --
    -  loss on disposal of subsidiaries                        --                 --                   --
    -  corporate promotion expenses              8              (11)              (151)                 (19)
    -  others                                                    14                 36                    5
                                                         ----------         ----------           ----------
                                                                  3               (115)                 (14)


Loss before income taxes                                     (3,568)            (2,638)                (339)


Provision for income taxes                       3
    -  Current                                                  --                --                   --
    -  Deferred                                                 --                --                   --
                                                         ----------         ----------           ----------
                                                                --                --                   --
                                                         ----------         ----------           ----------

Net loss                                                     (3,568)            (2,638)                (339)
                                                         ==========         ==========           ==========

Basic and diluted net loss per
  share (cents)                                              (22.89)            (16.93)               (2.18)
                                                         ==========         ==========           ==========

Shares used in computation of basic
  and diluted loss per share                             15,585,000         15,585,000           15,585,000
                                                         ==========         ==========           ==========

             The accompanying notes form an integral part of these
                       consolidated financial statements.


                                                                      Dec 22, 99
                                       3

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1998 AND SEPTEMBER 30, 1999

       (Amounts in thousands, except number of shares and per share data)


                                                                  Six                Six                Six
                                                                 months             months             months
                                                                 ended              ended              ended
                                                                9/30/98            9/30/99            9/30/99
                                                                  HK$                HK$                US$
                                                               ----------         ----------         ----------
Net cash provided by operating activities                             180                223                 28

Cash flows from investing activities:
     Acquisition of fixed assets                                   (1,486)              (462)               (59)
     Acquisition of further interest in
       a subsidiary                                                    --                 --                 --
     Proceeds from disposal of subsidiaries                            --                 --                 --
                                                               ----------         ----------         ----------
Net cash used in investing activities                              (1,486)              (462)               (59)
                                                               ----------         ----------         ----------

Cash flows from financing activities:
     Advances from holding company                                     --              1,851                238
     Repayment of loan to holding company                            (519)                --                 --
     Repayment of loan to a minority shareholder
     New issue of common stock                                         --               (894)              (115)
     Bank loans and overdrafts, secured                                --                 --                 --
                                                               ----------         ----------         ----------
Net cash provided by financing activities                            (519)               957                123
                                                               ----------         ----------         ----------

Net (decrease) in cash and cash equivalents                        (1,825)               718                 92

Cash and cash equivalents, at beginning
     of period                                                      2,065              1,203                155
                                                               ----------         ----------         ----------

Cash and cash equivalents, at end of period                           240              1,921                247
                                                               ==========         ==========         ==========


             The accompanying notes form an integral part of these
                       consolidated financial statements.


                                                                      Dec 22, 99

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                   FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1999

               (Amounts in thousands, unless otherwise stated and
                  except number of shares and per share data)

1.       BASIS PRESENTATION

         The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the management, all adjustments (consisting of normal recurring accruals) considered necessary for a presentation have been included. Operating results for the six months period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ending March 31, 2000. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended March 31, 1999 included in the previous Registration Statement.

2.       FOREIGN CURRENCY EXCHANGE

         The financial information has been prepared in Hong Kong dollars ("HK$"), the official currency of Hong Kong. Solely for the convenience of the reader, the financial statements have been translated into United States dollars ("US$") prevailing on September 30, 1999 which was US$1.00 = HK$7.77. No representation is made that the Hong Kong dollar amounts could have been, or could be, converted into US$ at that rate or any other certain rate on September 30, 1999.



3.       INCOME TAXES

         The Company was incorporated in the British Virgin Islands and, under current law of the British Virgin Islands, is not subject to tax on income or on capital gains.

         Grandom Dransfield (International) and Company Limited and Dransfield Paper (HK) Trading Limited ("DPT"), wholly-owned subsidiaries of the Company, were incorporated in Hong Kong and under the current Hong Kong tax law, any income arising in and deriving from business carried on in Hong Kong is subject to Hong Kong tax. No tax is charged on dividends received and capital gains earned.


                                                                      Dec 22, 99

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                   FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1999

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)

3.       INCOME TAXES (continued)

         Guangzhou Dransfield Paper Limited, a co-operative joint venture formed in the PRC in which the Company has a 100% interest, and Jiang Ying Dransfield Paper Co. Ltd. ("JYDP"), an equity joint venture formed in the PRC in which the Company has a 48% interest, are subject to PRC income taxes at the applicable tax rate of 33% for Sino-foreign joint venture enterprises. These two joint ventures are eligible for full exemption from joint venture income tax for the first two years starting from its first profitable year of operations followed by a 50% deduction from the third to fifth year. Under the Income Tax Law applicable to Sino-foreign joint ventures, no PRC income tax was levied on the above companies as they have not commenced operation as at September 30, 1999.

         Total income tax expense differs from the amount computed by applying Hong Kong statutory income tax rate of 16% (1998: 16%) to income before taxes as follows:


                                                          Six months     Six months     Six months
                                                            ended          ended          ended
                                                           9/30/98        9/30/99        9/30/99
                                                             HK$            HK$            US$
     Computed expected income taxes                              571             --             --
     Non-deductible losses of subsidiaries                      (201)            --             --
     Valuations allowance                                       (370)            --             --
                                                          ----------     ----------     ----------
                                                                  --             --             --
                                                          ==========     ==========     ==========


Deferred tax asset is comprised of the following :


                                                                         (unaudited)    (unaudited)
                                                            3/31/99        9/30/99        9/30/99
                                                              HK$            HK$            US$
Tax losses carried forward                                     1,292          2,638            340
Valuations allowance                                          (1,292)        (2,638)          (340)

                                                          ----------     ----------     ----------
                                                                  --             --             --
                                                          ==========     ==========     ==========



                                                                      Dec 22, 99

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Six Months ended September 30, 1999

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)

4.       INVENTORIES, NET

         Inventories are comprised of:


                                                                            (Unaudited)       (Unaudited)
                                                              3/31/99          9/30/99           9/30/99
                                                                HK$              HK$               US$
         Raw materials                                            814            1,072               137
         Finished goods                                         1,106            1,675               216
         Less: Allowance for obsolescence                        (505)            (531)              (68)
                                                           ----------       ----------        ----------
         Inventories, net                                       1,415            2,216               285
                                                           ==========       ==========        ==========

5.       LOANS WITH A RELATED COMPANY

         In May 1995, the Company entered into an agreement with a third party, Broadsino Investment Company Limited ("Broadsino") to establish Dransfield Broadsino Paper Holdings Limited ("DBPHL"), a company which is 80% owned by the Company. DBPHL then entered into an agreement to establish a Sino-foreign equity joint venture company, JYDP, which is 60% owned by DBPHL and is principally engaged in paper manufacturing. DBPHL has committed to contribute an amount of US$9.26 million (approximately HK$72 million) to JYDP, to be financed by a shareholders' loan.

         The Company, DBPHL and Broadsino entered into a loan agreement whereby the Company and Broadsino agreed to make an interest-free shareholders' loan of US$9.26 million (approximately HK$72 million) (the "shareholders' Loan") to DBPHL. Pursuant to another agreement, the Company agreed to make a loan of US$1,847 (approximately HK$14 million) to Broadsino, bearing compound interest at the rate of 6 percent per annum, to finance its share of the Shareholders' Loan to DBPHL. DBPHL has pledged all its assets with the Company and Broadsino for the repayment in full of the Shareholders' Loan. In addition, DBPHL also undertakes to apply any amounts, including dividends, which may be distributed by JYDP to it to repay, in full, the Shareholders' Loan. Broadsino has pledged both its 20 percent shareholding in DBPHL and any amount it may receive from DBPHL as repayment of its proportion of the Shareholders' Loan to secure the repayment, in full, of the loan from the Company. A promissory note has been issued by a wholly owned subsidiary of Broadsino in favour of the Company.



                                                                      Dec 22, 99

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Six Months ended September 30, 1999

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


5.       LOANS WITH A RELATED COMPANY (Continued)

         As at September 30, 1998, the Company advanced HK$14,350 (US$1,847) to Broadsino for the capital injection in JYDP, which is classified as a loan to a related company. The same amount of HK$14,350 (US$1,847) is recorded in the consolidated financial statements as long term loan payable to Broadsino by DBPHL. The loan to and loan from a related company have no fixed repayment terms.


6.       DUE TO HOLDING COMPANY

         The long term liability balance, which is used to finance the Group's capital investment, is unsecured and interest-free. The holding company has agreed that it will not demand payment of the amount prior to October 1, 1999.


7.       CONTRIBUTED SURPLUS

         The amount represents a net compensation of HK$1,530 (US$198) from a minority shareholder, which was accounted for as a capital transaction in 1998, and stock compensation expenses of HK$1,184 (US$153) and HK$939 (US$121) recognized for the years ended March 31, 1998 and 1999, respectively.. And, HK$222 (US$28) recognized as stock compensation for the six months ended September 30, 1999.


8.       CORPORATE PROMOTION EXPENSES

         The Company became a listed company on Nasdaq in April 1997. An amount of approximately HK$151 (US$19) has been incurred and expended during the six months period to September 30, 1999 for corporate expenses incurred in relation to various expenses associated with reporting, communicating to shareholders and investors and the maintenance costs associated with the various compliance filings as required by various authorities.


                                                                      Dec 22, 99

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Six Months ended September 30, 1999

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)

9.       LOSS PER SHARE

         In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" In accordance with this statement, the Company changed the method previously used to computed net income/loss per share and restated all prior periods presented.

         Basic net income/loss per share is computed using the weighted average number of common shares outstanding during the periods. Diluted net income/loss per share is computed using the weighted average number of common and potentially dilutive common shares during the periods, except those that are antidilutive.

         The basic net loss per share for the six months ended September 30, 1998 and 1999 were computed by dividing net loss applicable to common stock, including the cumulative dividends in arrears , by the weighted average number of 15,585,000 and 15,585,000 shares of common stock, respectively, which were outstanding during the two years on the assumption that the 9.3 million shares of common stock issued to DHL upon the effectiveness of the merger had existed at April 1, 1996.

         The effect of employee stock options, warrants and the preferred stock outstanding during the two periods is anti-dilutive.



10.      FINANCIAL INSTRUMENTS

         The carrying amount of the Company's cash and bank balances approximate their fair value because of the short maturity of those instruments. The carrying amount of the Company's borrowing approximate their fair value based on the borrowing rates currently available for borrowings with similar terms and average maturities, except for the loans from holding company, which, due too their nature, the fair value is not determinable.



                                                                      Dec 22, 99

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Six Months ended September 30, 1999

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


11.      CONCENTRATION OF RISK

         Concentration of credit risk:

         The Group's principal activities are distribution of fine paper and paper handkerchiefs. The Group has long standing relationships with most of its customers. The Group performs ongoing credit evaluation of its customers' financial conditions and, generally does not require collateral.

         The allowance for doubtful accounts the Group maintains is based upon the expected collectibility of all accounts receivable.

         Current vulnerability due to certain concentrations:

         The Group has investments in the PRC. The value of the Group's investment may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for the past 18 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC's political, economic and social life. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective.


                                                                      Dec 22, 99